August 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Marc Thomas
Ben Phippen Madeleine Joy Mateo Christian Windsor

Re:	Commercial Bancgroup, Inc.
Draft Registration Statement on Form S-1 Submitted June 23, 2025
CIK No. 0001981546

 Ladies and Gentlemen:

On behalf of Commercial Bancgroup, Inc. (the “Company”), we are writing to submit the Company’s responses to the comment letter, dated July 8, 2025 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s amended Draft Registration Statement on Form S-1 (the “Registration Statement”), which was submitted to the Commission on June 23, 2025 (“Amendment No. 1”).

We are concurrently confidentially submitting in electronic form for nonpublic review Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the Comment Letter and certain other updated information.

If the Staff would like hard copies of Amendment No. 2 as confidentially submitted to the Commission, marked against Amendment No. 1, please so advise, and we would be happy to provide such copies.

For ease of review, we have set forth below each of the numbered comments in the Comment Letter in bold, italicized font and the Company’s response thereto, as well as, where applicable, a cross-reference to the location in Amendment No. 2 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2. All references to page numbers in the below responses are to the pages of Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1

Non-GAAP Financial Measures Reconciliation, page 22

1.	We note your disclosure on pages 18, 72, 84, F-3 and F-6 that there was no provision for credit losses recorded during the three months ended March 31, 2025. This does not agree with your disclosure on page 22, which indicates that a $115,000 provision for credit losses was recorded during this timeframe. Please revise your disclosures accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 21 of Amendment No. 2 to reflect that there was no provision for credit losses recorded during the six months ended June 30, 2025, including the three months ended March 31, 2025.

Provision for Credit Losses, page 71

2.	Please revise your disclosure on page 72 to clarify, if true, that there was no provision for credit losses recorded during the three months ended March 31, 2025 and that the provision recorded during the three months ended March 31, 2024 was based on an increase in loans outstanding.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 70 of Amendment No. 2 accordingly.

Allowance for Credit Losses, page 83

3.	Please revise your disclosure on page 84 to ensure that the net charge-offs (recovery) amounts and the ratio of net charge-offs (recovery) to average loans are appropriately reflected for each period presented.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 82 of Amendment No. 2 accordingly.

Risk Management, page 116

4.	We note your response to prior comment 5 and your disclosure that each regional bank president has the authority to approve loans for his or her region at an elevated level above commercial and consumer lenders. Please further describe here or elsewhere as appropriate any limits, governance or other oversight that management or the board exerts over the regional bank presidents.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8, 9, 109 and 110 of Amendment No. 2 accordingly.

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If you have any questions or comments concerning these responses, please do not hesitate to contact the Company’s counsel by telephone at 615-780-6744 or by email at adam.smith@klgates.com, or by telephone at 615-780-6743 or by email at david.bartz@klgates.com.

Sincerely,

Commercial Bancgroup, Inc.

/s/ Terry L. Lee
Terry L. Lee, President and Chief Executive Officer

cc:

Adam G. Smith, K&L Gates LLP David A. Bartz, K&L Gates LLP

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